QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.5

Independent Accountant's Report
Attestation on Management's Assertion About Compliance
With the Servicing Requirements of the Servicing Agreement
Between Yamaha Motor Corporation, U.S.A. and
GE Commercial Distribution Finance Dated March 1, 1994

GE Commercial Distribution Finance
Yamaha Motor corporation, U.S.A.

GE Commercial Distribution Finance, as Servicer:

        We have examined the accompanying assertion made by management of GE Commercial Distribution Finance (GECDF) compliance, as servicer, with the servicing requirements in Article II, Sections 2.1, 2.2, 2.4 and 2.5 of the Servicing Agreement between Yamaha Motor Corporation, U.S.A. (Yamaha) and GECDF dated as of March 1, 1994, among Yamaha as master servicer and GECDF as sub-servicer, for the period March 1, 2002 through February 28, 2003. Management is responsible for GECDF's compliance with the aforementioned sections of the Agreement. Our responsibility is to express an opinion on management's assertion about GECDF's compliance based upon our examination.

        Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about GECDF's compliance with the aforementioned sections of the Agreement, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on GECDF's compliance with the aforementioned sections of the Agreement.

        In our opinion, management's assertion that GECDF was in compliance with the aforementioned section of the Agreement for the period March 1, 2002 through February 28, 2003 is fairly stated, in all material respects.

/s/ KPMG LLP
St. Louis, Missouri March 21, 2003

Management's Report on GE Commercial Distribution Finance's Compliance, as Sub-servicer, with the Servicing Requirements of the Servicing Agreement Between Yamaha Motor Corporation, U.S.A. and GE Commercial Distribution Finance dated March 1, 1994

        Management of GE Commercial Distribution Finance (GECDF), as sub-servicer is responsible for compliance with the servicing requirements of Articles II, Sections 2.1, 2.2, 2.4 and 2.5 of the Servicing Agreement between Yamaha Motor Corporation, U.S.A. (Yamaha), and GECDF dated as of March 1, 1994 among Yamaha, as master servicer; and GECDF as sub-servicer.

        Management has performed an evaluation of GECDF's compliance with the aforementioned sections of the Agreement for the period March 1, 2002, through February 28, 2003. Based upon this evaluation, management believes that GECDF, as sub-servicer, was materially in compliance with the aforementioned sections of the Agreement.

/s/ W. STEVE CULP W. Steven Culp Senior Vice President, Finance March 21, 2003	/s/ MONICA KENDALL Monica Kendall Assistant Vice President, Accounting March 21, 2003
/s/ DAVID KAMINSKY Mr. David Kaminsky Chief Financial Officer March 21, 2003

QuickLinks

  Exhibit 99.5